                      [LETTERHEAD OF RIORDAN & MCKINZIE]

                                January 7, 1999


VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Brylane Inc.--Registration Statement on Form S-1
          ------------------------------------------------
          Registration Number 333-46227 (the "Registration Statement").
          ------------------------------------------------------------

Ladies and Gentlemen:

    Brylane Inc. (the "Registrant") desires to withdraw the above-captioned Registration Statement due to market conditions and the subsequent sale by the Selling Stockholders listed in such Registration Statement of their interest in the Registrant to REDAM LLC, a Delaware limited liability company and a wholly owned subsidiary of Pinault-Printemps-Redoute, S.A.

    No sales of securities have been made pursuant to this Registration
Statement.

    Should you have any questions regarding the foregoing, please call me at
(213) 229-5003 or Sharli Colladay at (213) 229-8479.

                                    Very truly yours,


                                    /s/ Michael E. Roberts
                                    Michael E. Roberts
                                    for RIORDAN & McKINZIE

MER:mls

cc:  Mr. Robert A. Pulciani
     Gregg A. Noel, Esq.